                                                Filed Pursuant to Rule 424b5
                                                Registration No. 033-83976


PROSPECTUS SUPPLEMENT
(To Prospectus dated September 26, 1994)

                                  $300,000,000

                        Texas Utilities Electric Company
                      SECURED MEDIUM-TERM NOTES, SERIES D
                       (A Series of First Mortgage Bonds)
                            ------------------------
            Due from Nine Months to Thirty Years from Date of Issue
                            ------------------------
     Texas Utilities Electric Company (Company) intends to offer from time to time up to $300,000,000 aggregate principal amount of its Secured Medium-Term Notes, Series D (Notes) having maturities which may range from nine months to thirty years from the date of issue. Each Note will bear interest at a fixed rate determined by the Company at or prior to the sale thereof. The aggregate principal amount of each issue, the interest rate, purchase price, maturity and redemption terms, if any, of the Notes (Offered Notes) will be set forth in an accompanying supplement (Pricing Supplement) to this Prospectus Supplement.

     Each Note will be represented by a global security (Global Security) registered in the name of a nominee of The Depository Trust Company, as Depositary, as set forth in the applicable Pricing Supplement. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Notes will not be issuable in certificated form except under limited circumstances described herein. See "Description of the
Notes -- Book-Entry System."
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR
               THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                            PRICE TO           AGENTS'              PROCEEDS TO THE
                            PUBLIC(1)       COMMISSIONS(2)           COMPANY(2)(3)
                          -------------  --------------------  --------------------------
Per Note...............       100%           .125%-.750%            99.250%-99.875%
Total..................   $300,000,000   $375,000-$2,250,000   $297,750,000-$299,625,000

------------
  (1) Unless otherwise specified in the applicable Pricing Supplement, the Price to Public will be 100% of the principal amount.
  (2) The Company will pay Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Lehman Brothers, Lehman Brothers Inc. (each an "Agent" and collectively, the "Agents") a commission, depending upon the Maturity Date of the Notes, ranging from .125% to .750% of the principal amount of each Note, or the issue price of each Note in the case of Notes issued at a discount, sold through any such Agent. The Company has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (3) Before deducting expenses payable by the Company estimated at $450,000 including reimbursement of the Agents' expenses.
                            ------------------------

     The Notes are being offered on a continuing basis by the Company through the Agents, each of which has agreed to use its reasonable best efforts to solicit offers to purchase the Notes. The Notes may also be sold by the Company to any Agent acting as principal for its own account or for resale to one or more investors, to be determined by such Agent. The Company reserves the right to sell the Notes directly to the public on its own behalf in any jurisdiction where it may be authorized to do so. The Notes will not be listed on any securities exchange, and there can be no assurance that the Notes offered by this Prospectus Supplement will be sold. The Company or the Agents may reject, in whole or in part, any offer to purchase Notes. No termination date for the offering of the Notes has been established. See "Plan of Distribution."
                            ------------------------
MORGAN STANLEY & CO.
   Incorporated
                            BEAR, STEARNS & CO. INC.

                                                                 LEHMAN BROTHERS
October 25, 1995

                            DESCRIPTION OF THE NOTES

         The following information concerning the Notes supplements should be read in conjunction with the statements under "Description of New Bonds" in the accompanying Prospectus. The particular terms of any Offered Notes will be described in the Pricing Supplement with respect thereto. Capitalized terms not defined herein are used as defined in the accompanying Prospectus.

GENERAL

         The Notes are to be issued as a series of the Company's First Mortgage Bonds under the Mortgage, as supplemented and amended by various supplemental indentures, including the Fifty-Fourth Supplemental Indenture, dated as of October 1, 1995, relating to the Notes. The Notes will be issued in an aggregate principal amount of up to $300,000,000.

         Each Note will mature from nine months to thirty years from its Issue Date, as defined below, as selected by the purchaser and agreed to by the Company.

         The Pricing Supplement relating to each Note will include the following: (1 ) the purchase price of such Note (Issue Price), which may be expressed as a percentage of the principal amount at which such Note will be issued; (2) the date on which such Note will be originally issued (Issue Date);
(3) the date on which the principal of such Note will be payable (Maturity
Date); (4) the rate per annum at which such Note will bear interest, if any (Interest Rate); (5) the terms for redemption, if any; and (6) any other terms of such Note not inconsistent with the provisions of the Mortgage.

PAYMENT OF PRINCIPAL AND INTEREST

         Each Note will bear interest from its Issue Date at the rate per annum stated on the face thereof, until the principal amount thereof is paid or made available for payment. Unless otherwise specified in a Pricing Supplement, interest on Notes will be payable semi-annually on March 1 and September 1 and at maturity (each an "Interest Payment Date"). Each payment of interest shall include interest accrued to, but excluding, the Interest Payment Date.
Interest on Notes will be computed on the basis of a 360-day year of twelve 30-day months. If the Issue Date of a Note is after a record date (February 15 for interest payable March 1 and August 15 for interest payable September 1 ) but before the next occurring Interest Payment Date, such Note shall bear interest from such Issue Date, but the payment of interest shall commence on the second Interest Payment Date following such Issue Date.

         Principal, premium, if any, and interest on Notes will be paid in immediately available funds in the manner described below in "Book-Entry System."

BOOK-ENTRY SYSTEM

         DTC will act as securities depository for the Notes. The Notes will be issued as fully-registered notes registered in the name of Cede & Co., DTC's partnership nominee. One or more fully-registered note certificates will be issued for each tranche of such Notes and will be deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The Rules applicable to DTC and its Direct Participants and Indirect Participants (together, the Participants) are on file with the Securities and Exchange Commission.

         Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for such Notes on DTC's records. The ownership interest of each actual purchaser of each such Note (Beneficial Owner) is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in such Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes except in the event that use of the book-entry system for the Notes is discontinued.

         To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices shall be sent to Cede & Co. If less than all of the securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

         Neither DTC nor Cede & Co. will consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

         Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participants and not of DTC, the Company, or the Agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants.

         DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company and the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered.

         The Company may decide to discontinue use of the system of book-entry transfers of the Notes through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable (including DTC), but the Company takes no responsibility for the accuracy thereof.

         The Company, the Agents and the Trustee will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Notes, or payments to, or the providing of notice for, Participants or Beneficial Owners.

                 SUMMARY FINANCIAL INFORMATION FOR THE COMPANY
             (THOUSANDS OF DOLLARS, EXCEPT RATIOS AND PERCENTAGES)

         The following material, which is presented herein solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the other information appearing in this Prospectus Supplement and in the accompanying Prospectus, including the Incorporated Documents. In the opinion of the Company, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the twelve months ended September 30, 1995, have been made.

                                  THE OFFERING

Securities  . . . . . . . . .    $300,000,000 principal amount of Secured Medium-Term Notes, Series D, being a series of the Company's First Mortgage Bonds.
Interest Payment Dates  . . .    March 1 and September 1 and at maturity.

                                                               TWELVE MONTHS ENDED
                                 ----------------------------------------------------------------------------------------
                                                          DECEMBER 31,                                    SEPTEMBER 30,
                                 --------------------------------------------------------------------          1995
                                    1990            1991          1992         1993         1994           (UNAUDITED)
                                 ----------     -----------    ----------  -----------    -----------   -----------------
INCOME STATEMENT DATA:
  Operating Revenues  . . .     $4,540,915     $ 4,891,522    $4,906,695  $  5,409,156   $  5,613,175  $     5,545,186
  Net Income (Loss)(a)  . .        964,276        (289,173)      821,123       476,526        658,192          408,083
    Ratio of Earnings to Fixed
      Charges(a)(b)   . . .           2.54            0.34          2.48          2.00           2.45             1.92

                                                                                             ADJUSTED(C)
                                                                    OUTSTANDING AT           -----------
                                                                  SEPTEMBER 30, 1995     AMOUNT     PERCENT
                                                                  ------------------     ------     -------
CAPITALIZATION (UNAUDITED):
  Long-term Debt  . . . . . . . . . . . . . . . . . . . . . .         $ 7,234,493      $ 7,534,493     51.9%
  Preferred Stock
    Not subject to mandatory redemption   . . . . . . . . . .             855,869          855,869
    Subject to mandatory redemption   . . . . . . . . . . . .             275,645          275,645
                                                                      -----------      -----------
      Total Preferred Stock   . . . . . . . . . . . . . . . .           1,131,514        1,131,514      7.8
  Common Stock Equity . . . . . . . . . . . . . . . . . . . .           5,849,891        5,849,891     40.3
                                                                      -----------      -----------    -----
      Total Capitalization                                            $14,215,898      $14,515,898    100.0%
                                                                      ===========      ===========    =====

(a) The net loss for the twelve month period ended December 31, 1991 was due primarily to the recognition of a charge against earnings, representing a provision for regulatory disallowances and for fuel gas costs disallowed in the Company's Docket 9300 rate case. Additionally, the twelve month periods ended December 31, 1990, December 31, 1991 and December 31, 1992 were affected by the discontinuation of the accrual of allowance for funds used during construction (AFUDC) and the commencement of depreciation on approximately $1.3 billion of investment in Unit 1 of the Comanche Peak nuclear generating station (Comanche Peak) and facilities which are common to Comanche Peak Units 1 and 2 incurred after the end of the June 30, 1989 test year and, therefore, not included in the Company's Docket 9300 rate case. Effective January 1992, The Company began recording base rate revenue for energy sold but not billed to achieve a better matching of revenues and expenses. The effect of this change in accounting increased net income for the twelve months ended December 31, 1992, by approximately $102 million, of which approximately $80 million represents the cumulative effect of the change in accounting at January 1, 1992. The twelve month period ended December 31, 1993 was affected by the recording of regulatory disallowances in the Company's Docket 11735 rate case. (See the Company's Annual Report on Form 10-K for the year ended December 31, 1994.) The twelve month period ended September 30, 1995 was affected by the impairment of several nonperforming assets. (See the Company's Current Report on Form 8-K dated October 17, 1995).
(b) The Company's earnings were inadequate to cover its fixed charges for the twelve month period ended December 31, 1991. The deficiency was $499,062,000. The computation of the ratio of earnings to fixed charges does not include interest payments made by affiliated companies on senior notes, which are recovered currently through the fuel component of rates.
(c) To give effect to the sale of the Notes. Adjusted amounts do not reflect (1) any possible future sales from time to time by the Company of up to an additional $350,000,000 principal amount of First Mortgage Bonds and $25,000,000 of Preferred Stock, for which registration statements are effective pursuant to Rule 415 under the Securities Act of 1933 (1933 Act), or (2) any possible cancellation of Preferred Stock or issuance of preferred securities by affiliated trusts pursuant to exchange offers for which registration statements have been filed pursuant to the 1933 Act.

                                USE OF PROCEEDS

         The following information supplements and should be read in conjunction with the statements under "Use of Proceeds" and "Description of New Bonds - Issuance of Additional Bonds" in the accompanying Prospectus.

         The Company is offering hereby a maximum of $300,000,000 principal amount of its Notes. The net proceeds to be received by the Company from the sale of the Offered Notes will be used for general corporate purposes, including the repayment of short-term borrowings incurred in connection with the redemption of its fixed rate securities.

                                RATE PROCEEDINGS

         In July 1994, the Company filed a petition in the 200th Judicial District Court of Travis County, Texas to seek judicial review of the final order of the Public Utility Commission of Texas (PUC) granting a $449 million, or 9.0% rate increase in connection with the Company's January 1993 rate increase request of $760 million, or 15.3% (Docket 11735). Other parties to the PUC proceedings also filed appeals with respect to various portions of the order. The Company is unable to predict the outcome of such appeals.

         The PUC's final order (Order) in connection with the Company's January 1990 rate increase request (Docket 9300) was reviewed by the 250th Judicial District Court of Travis County, Texas (District Court) and thereafter was appealed to the Court of Appeals for the Third District of Texas (Court of Appeals). In June 1994, the Court of Appeals affirmed a prudence disallowance of $472 million provided for in the Order with respect to Comanche Peak, reversed and remanded the portion of the District Court's judgment that had affirmed a disallowance of $25 million relating to the Company's reacquisitions of the minority owner interests in Comanche Peak nuclear fuel, and affirmed the District Court's remand of the remainder of the disallowance of $884 million relating to the reacquisitions of such minority owner interests. Therefore, the Court of Appeals remanded an aggregate of $909 million of disallowances with respect to the Company's reacquisitions of minority owner interests in Comanche Peak to the PUC for reconsideration and ordered that such reconsideration be on the basis of a prudent investment standard.

         In addition, the Court of Appeals reversed the District Court's finding that the PUC erred in ordering a refund of $2.5 million with respect to certain fuel gas costs. Also, the Court of Appeals specified that, on remand, the PUC will be required to re-evaluate the appropriate level of the Company's construction work in progress included in rate base in light of its financial condition at the time of the initial hearing and to reconsider whether the $442 million revenue increase provided for in the PUC's final order remains the benchmark in light of this re-examination.

         The Court of Appeals also ruled in the appeal of the Company's Docket 9300 rate case that prior court rulings required that the tax benefits generated by costs, including capital costs, not allowed in rates, must be used to reduce rates charged to customers, reversing the District Court's decision. The Company believes that such ruling is erroneous and not consistent with the Texas Public Utility Regulatory Act. The Company contended that, according to a Private Letter Ruling issued to the Company by the Internal Revenue Service
(IRS) with respect to investment tax credits, such ratemaking treatment, to the extent related to property classified for tax purposes as public utility property, would result in a violation of the normalization rules under the Internal Revenue Code of 1986, as amended. In September 1995, the IRS issued another Private Letter Ruling to the Company, which ruled that such ratemaking treatment would also violate the normalization rules applicable to depreciation. Violation of the normalization rules would result in a significant adverse effect on the Company's results of operation and liquidity. If there are normalization violations, the Company will forfeit its investment tax credits that remain unamortized as of the date of the violation, and will also forfeit the ability to take advantage of accelerated tax depreciation in
years to which the violative order relates.   This could result in payments to
the IRS of up to $1.3 billion. The Company disagrees with certain portions of the decision of the Court of Appeals, including specifically its decision with respect to federal income taxes, and has filed an appeal to the Supreme Court of Texas. Other parties have also filed appeals of this decision to the Supreme Court of Texas. The Company cannot predict whether such appeals will be accepted by the Supreme Court of Texas and cannot predict the outcome of any such appeals or any resulting reconsideration of these issues on remand by the PUC.

         In April 1995, in an appeal of a rate case involving another utility, the Supreme Court of Texas held that the PUC has considerable discretion in determining the fair share of consolidated tax savings to be allocated to a utility and, accordingly, is not required to include losses of unregulated affiliates in determining such fair share. The Supreme Court of Texas also held that the PUC could not use the tax benefits generated by disallowed expenses to reduce rates.

                              PLAN OF DISTRIBUTION

         The Notes are being offered on a continuing basis by the Company through Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Lehman Brothers, Lehman Brothers Inc., each of which has agreed to use its reasonable best efforts to solicit offers to purchase the Notes. The Company will pay each Agent a commission, depending upon the Maturity Date of each Note, of from
 .125% to .750% of the principal amount (or the Issue Price in the case of any Notes issued at a discount) of the Notes sold through such Agent. The Company has agreed to reimburse the Agents for certain of the Agents' expenses. The Company may sell the Notes to any of the Agents as a principal for its own account or for resale to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by such Agent. The Agents may sell Notes to any dealer at a discount and, unless otherwise specified in the applicable Pricing Supplement, such discount allowed to any dealer will not be in excess of the discount to be received by such Agent from the Company. After the initial public offering of Notes to be resold to investors and other purchasers, the public offering price (in the case of Notes to be resold at a fixed public offering price) concession and discount may be changed. The Company reserves the right to sell Notes directly to the public on its own behalf in those jurisdictions where it may be authorized to do so. No commission will be payable on any sales made directly to the public by the Company.

         Each Agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (Securities Act). Subject to certain conditions, the Company has agreed to indemnify the Agents and their controlling persons against certain liabilities, including liabilities under the Securities Act, arising out of or based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the accompanying Prospectus, this Prospectus Supplement, any Pricing Supplement, or the Incorporated Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         The Notes may also be sold at the Issue Price set forth in the applicable Pricing Supplement to dealers who may resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

         The Company will have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part. Each Agent will have the right, in its discretion reasonably exercised, to reject any offer to purchase Notes received by it, in whole or in part. Payment of the purchase price of the Notes will be required to be made in immediately available funds. The Company may accept offers to purchase Notes through additional agents and may appoint additional agents for the purpose of soliciting offers to purchase Notes, in either case on terms substantially identical to the terms contained in the Distribution Agreement. Such other agents, if any, will be named in the applicable Pricing Supplement.

         The Notes are a new issue of securities with no established trading market. The Agents have informed the Company that they intend to make a market in the Notes, but are under no obligation to do so and such market making may be discontinued at any time. No assurance can be given as to the liquidity of a trading market for the Notes.

PROSPECTUS



$650,000,000


TEXAS UTILITIES ELECTRIC COMPANY


FIRST MORTGAGE BONDS





Texas Utilities Electric Company (Company) intends to offer from time to time up to $650,000,000 aggregate principal amount of its First Mortgage Bonds (New Bonds). The specific designation, aggregate principal amount, purchase price, maturity, rate and time of payment of interest, repayment, redemption terms, if any, or other specific terms of the New Bonds in respect of which this Prospectus is being delivered (Offered Bonds), will be determined when the agreement to sell is made or at the time of sale and will be set forth in a supplement or supplements to this Prospectus (Prospectus Supplement), together with the terms of offering such Offered Bonds.

The Company may sell the New Bonds through underwriters, dealers or agents, or directly to one or a limited number of purchasers. The Prospectus Supplement will set forth the names of underwriters, dealers or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from the sale of the Offered Bonds. See "Plan of Distribution" for possible indemnification arrangements for underwriters and agents.





THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





The date of this Prospectus is September 26, 1994.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Securities and Exchange Commission (Commission) pursuant to the Securities Exchange Act of 1934, as amended (1934 Act), are incorporated herein by reference:

         1. Annual Report on Form 10-K for the year ended December 31, 1993 (1993 10-K).

         2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994.

         3. Current Reports on Form 8-K dated January 14, 1994, January 31, 1994, April 29, 1994 and June 20, 1994.

    All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The documents which are incorporated by reference in this Prospectus are sometimes hereinafter referred to as the "Incorporated Documents."

    Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO PETER B. TINKHAM, SECRETARY, TEXAS UTILITIES ELECTRIC COMPANY, 2001 BRYAN TOWER, DALLAS, TEXAS 75201, TELEPHONE NUMBER (214) 812-4600.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files reports and other information with the Commission. Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison, 14th Floor, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain Depositary Shares representing fractional interests in shares of cumulative preferred stock of the Company are listed on the New York Stock Exchange, where reports and other information concerning the Company may be inspected.

    Securityholders of the Company may obtain, upon request, copies of an Annual Report on Form 10-K containing financial statements as of the end of the most recent fiscal year audited and reported upon (with an opinion expressed) by independent auditors.

                                  THE COMPANY

    The Company was incorporated under the laws of the State of Texas in 1982 and has perpetual existence under the provisions of the Texas Business Corporation Act. The Company is an electric utility engaged in the generation, purchase, transmission, distribution and sale of electric energy wholly within the State of Texas. The principal executive offices of the Company are located at 2001 Bryan Tower, Dallas, Texas 75201; the telephone number is (214) 812-4600.

    The Company is the principal subsidiary of Texas Utilities Company (Texas Utilities). The other subsidiaries of Texas Utilities include: Southwestern Electric Service Company, an electric utility engaged in the purchase, transmission, distribution and sale of electric energy, serving approximately 40,000 customers in ten counties in the eastern and central parts of Texas; Texas Utilities Fuel Company, which owns a natural gas pipeline system, acquires, stores and delivers fuel gas and provides other fuel services at cost for the generation of electric energy by the Company; Texas Utilities Mining Company, which owns, leases and operates fuel production facilities for the surface mining and recovery of lignite at cost for the generation of electric energy by the Company; Texas Utilities Properties Inc., which owns or leases real and personal properties which it leases to the Texas Utilities Company System; and Texas Utilities Services Inc., which provides financial, accounting, computer, telecommunications, personnel, procurement and other administrative services for the Texas Utilities Company System at cost.

    The Company's service area covers the north central, eastern and western parts of Texas, with a population estimated at 5,650,000 -- about one-third of the population of Texas. Electric service is provided in 88 counties and 372 incorporated municipalities, including Dallas, Fort Worth, Arlington, Irving, Plano, Waco, Mesquite, Grand Prairie, Wichita Falls, Odessa, Midland, Carrollton, Tyler, Richardson and Killeen. The area is a diversified commercial and industrial center with substantial banking, insurance, communications, electronics, aerospace, petrochemical and specialized steel manufacturing, and automotive and aircraft assembly. The territory served includes major portions of the oil and gas fields in the Permian Basin and East Texas, as well as substantial farming and ranching sections of the State. It also includes the Dallas-Fort Worth International Airport and the Alliance Airport.


                                USE OF PROCEEDS

    The Company is offering hereby a maximum of $650,000,000 aggregate principal amount of its First Mortgage Bonds. The net proceeds to be received by the Company from the sale of the New Bonds, together with funds from operations, are expected to be used for the acquisition or redemption of certain of its securities, and may also be used to meet expenditures for its construction program and for other corporate purposes, including the repayment of short-term borrowings incurred for similar purposes and outstanding at the time of any such sale. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

    The Company estimates that it will require additional funds for the acquisition or redemption of certain of its securities, for its construction program and for other corporate purposes and expects to incur short-term borrowings and may issue and sell additional securities as needed, in amounts and of types presently undetermined. The Company has registered with the Commission pursuant to Rule 415 under the Securities Act of 1933, as amended (1933 Act), 250,000 unissued shares of cumulative preferred stock, without par value, and an indeterminate number of depositary shares representing fractional interests therein, for issuance from time to time depending upon market conditions.

    Reference is made to the Incorporated Documents with respect to the Company's construction program and other significant capital requirements, its general financing plan and capabilities, and information concerning the Comanche Peak nuclear generating station and the Company's rate proceedings. Reference is also made to the Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the years ended December 31, 1989-1993 and the twelve months ended July 31, 1994 was 2.63, 2.54, 0.34,
2.48, 2.00 and 1.92, respectively. As indicated by the foregoing ratio for the twelve month period ended December 31, 1991, the Company's earnings were inadequate to cover its fixed charges for such twelve month period. The deficiency was $499,062,000. (Reference is made to Note 11 to Financial Statements and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, contained in the 1993 10-K.) The computation of the ratio of earnings to fixed charges does not include interest payments made by affiliated companies on senior notes, which are recovered currently through the fuel component of rates.


                            DESCRIPTION OF NEW BONDS

    General. The First Mortgage Bonds, including the New Bonds, are to be issued under the Company's Mortgage and Deed of Trust, dated as of December 1, 1983, as supplemented, with The Bank of New York, Trustee (Trustee), referred to herein as the "Mortgage."

    As herein summarized, bonds now or hereafter issued under the Mortgage (Bonds) are, or will be, secured by a first mortgage Lien on certain property of the Company. Bonds issued under the Mortgage are equally secured and pari passu.

    The Mortgage is an exhibit to the Registration Statement. The statements herein concerning the Mortgage, the New Bonds and the Bonds are merely an outline and do not purport to be complete. Such statements include terms defined in the Mortgage and are qualified in their entirety by reference to the Mortgage.

    The New Bonds will be issuable in the form of fully registered bonds in denominations of $l,000 and any multiple thereof, unless otherwise specified in the Prospectus Supplement. The New Bonds may be transferred without charge, other than for applicable taxes or other governmental charges, at The Bank of New York, New York, New York.

    Maturity and Interest Payments. Reference is made to the Prospectus Supplement for the date or dates on which the New Bonds will mature; the rate or rates per annum at which the New Bonds will bear interest; and the times at which such interest will be payable.

    Redemption, Repayment or Purchase of New Bonds. The New Bonds may be redeemable, in whole or in part, on not less than 30 days' notice either at the option of the Company or as required by the Mortgage.

    Reference is made to the Prospectus Supplement for the redemption terms, if any, and other specific terms.

    If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice shall be of no effect unless such moneys are so received.

    While the Mortgage contains provisions for the maintenance of the Mortgaged and Pledged Property, the Mortgage does not permit redemption of Bonds pursuant to these provisions. There is no sinking fund under the Mortgage.

    Cash deposited under any provisions of the Mortgage may be applied (with certain exceptions) to the purchase or redemption of Bonds of any series. (Mortgage, Arts. XII and XIII.)

    In addition to or in lieu of any terms of redemption, the Company may grant holders of a particular series of New Bonds the right to tender their bonds prior to maturity to the Company for repayment at stated prices and at stated times. Reference is made to the Prospectus Supplement for the terms of any such right to tender New Bonds.

    Security and Priority. The Bonds issued under the Mortgage will be secured by a first mortgage Lien of the Mortgage. Substantially all of the Company's property is subject to the Lien of the Mortgage.

    The Lien of the Mortgage is subject to Excepted Encumbrances, as defined in the Mortgage, including tax and construction liens, purchase money liens and certain other exceptions.

    There are excepted from the Lien of the Mortgage all cash and securities (except those specifically deposited); equipment, materials or supplies held for sale or other disposition; any fuel and similar consumable materials and supplies; automobiles, other vehicles, aircraft and vessels; timber, minerals, mineral rights and royalties; receivables, contracts, leases and operating agreements; electric energy, gas, water, steam, ice and other products for sale, distribution or other use; natural gas wells; and gas transportation lines or other property used in the sale of natural gas to customers or to a natural gas distribution or pipeline company, up to the point of connection with any distribution system.

    The Mortgage contains provisions subjecting after-acquired property to the Lien thereof. These provisions may be limited, at the option of the Company, in the case of consolidation, merger or sale of substantially all of the Company's assets. (Mortgage, Sec. 18.03.) In addition, after-acquired property may be subject to purchase money mortgages and other liens or defects in title.

    The Mortgage provides that the Trustee shall have a lien upon the mortgaged property, prior to the Bonds, for the payment of its reasonable compensation and expenses and for indemnity against certain liabilities. (Mortgage, Sec. 19.09.)

    Issuance of Additional Bonds. The maximum principal amount of Bonds which may be issued under the Mortgage is not limited. Bonds of any series may be issued from time to time on the basis of: (1) 70% of qualified Property Additions after adjustments to offset retirements; (2) retirement of Bonds or certain prior lien bonds; and/or (3) deposits of cash. With certain exceptions in the case of (2) above, the issuance of Bonds is subject to Adjusted Net Earnings of the Company (before income taxes) being, for 12 out of the preceding 15 months, equal to at least twice the Annual Interest Requirements on all Bonds at the time outstanding, including the additional issue and all other indebtedness of prior rank. In general, interest on variable interest bonds, if any, is calculated using the average rate in effect during such 12 month period.

    Property Additions generally include electric, gas, steam and/or hot water utility property but not fuel, securities, automobiles, other vehicles or aircraft, or property used principally for the production or gathering of natural gas.

    After giving effect to the discharge in July and August 1994 of the three mortgages and deeds of trust previously established by the Company's corporate predecessors, unfunded net Property Additions of approximately $6,400,000,000 were available under the Mortgage as of June 30, 1994. Up to approximately $4,480,000,000 aggregate principal amount of Bonds could be issued based on such Property Additions. In addition, approximately $1,245,000,000 aggregate principal amount of Bonds could be issued on the basis of Bonds that have been retired, subject, in each case, to the earnings test and other requirements of the Mortgage.

    The issuance of Bonds on the basis of Property Additions subject to prior liens is restricted. (Mortgage, Secs. 1.04 to 1.07 and 3.01 to 7.01.)

    Release and Substitution of Property. Property subject to the Lien of the Mortgage may be released upon the basis of: (1) the deposit of cash or, to a limited extent, purchase money mortgages, (2) Property Additions, after making adjustments for certain prior lien bonds outstanding against Property Additions, and/or (3) waiver of the right to issue Bonds. Cash may be withdrawn upon the bases stated in (2) and (3) above. When property released is not funded property, Property Additions used to effect the release may be available as credits under the Mortgage. Similar provisions are in effect as to cash proceeds of such property. The Mortgage contains special provisions with respect to certain prior lien bonds deposited and disposition of moneys received on deposited prior lien bonds. (Mortgage, Secs. 1.05, 7.02, 7.03, 9.05, 10.01 to 10.04 and 13.03 to 13.09.)

    Dividend Restrictions. The Mortgage provides that the Company may declare or pay dividends (other than dividends payable solely in shares of its common stock) on any shares of its common stock only out of the unreserved and unrestricted retained earnings of the Company and will not make any such declaration or payment when the Company is insolvent, or when the payment thereof would render the Company insolvent. (Mortgage, Sec. 9.07.) The amount restricted is subject to being increased or decreased on the basis of various factors, and any restricted retained earnings can be otherwise used by the Company. Reference is made to the Incorporated Documents for information relating to other restrictions.

    Special Provisions for Retirement of Bonds. If mortgaged property is condemned or sold (other than in a project to be jointly owned by the Company and others) to any governmental authority resulting in the receipt of $50,000,000 or more as proceeds, the Company (subject to certain conditions) must apply such proceeds, less certain deductions, to the retirement of Bonds. (Mortgage, Sec. 9.14.)

    Modification. The rights of bondholders may be modified with the consent of holders of 60% of the Bonds, or, if less than all series of Bonds are adversely affected, the consent of the holders of 60% of the Bonds adversely affected and (unless Bonds issued prior to 1989 are retired or the holders thereof otherwise consent) of the holders of a majority of all Bonds. In general, no modification of the terms of payment of principal, premium, if any, or interest and no modification affecting the Lien or reducing the percentage required for modification is effective against any bondholder without such holder's consent. (Mortgage, Art. XXI.)

    Defaults and Notice Thereof. Defaults are defined in the Mortgage as: default in payment of principal; default for 60 days in payment of interest or an installment of any fund required to be applied to the purchase or redemption of any Bonds; default in payment of principal or interest with respect to certain prior lien bonds; certain events in bankruptcy, insolvency or reorganization; and default in other covenants for 90 days after notice. (Mortgage, Sec. 15.01.) The Trustee may withhold notice of default (except in payment of principal, interest or funds for retirement of bonds) if it determines that it is in the best interest of the bondholders. (Mortgage, Sec. 15.02.)

    The Trustee or the holders of 25% of the Bonds may declare the principal and interest due and payable on Default, but a majority may annul such declaration if such Default has been cured. (Mortgage, Sec. 15.03.) No holder of Bonds may enforce the Lien of the Mortgage without giving the Trustee written notice of a Default and unless the holders of 25% of the Bonds have requested the Trustee to act and have offered it reasonable opportunity to act and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred thereby and the Trustee shall have failed to act. (Mortgage, Sec. 15.16.) The holders of a majority of the Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Mortgage, Sec. 15.07.) The Trustee is not required to risk its funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured. (Mortgage, Sec. 19.08.)

    Evidence to be Furnished to the Trustee. Compliance with Mortgage provisions is evidenced by written statements of Company officers or persons selected or paid by the Company. In certain cases, opinions of counsel and certification of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. The Company must give the Trustee an annual statement as to whether or not the Company has fulfilled its obligations under the Mortgage throughout the preceding calendar year.


                              EXPERTS AND LEGALITY

    The financial statements and financial statement schedules included in the latest Annual Report of the Company on Form 10-K, incorporated herein by reference, have been audited by Deloitte & Touche LLP, Independent Auditors, as stated in its report included in said latest Annual Report of the Company on Form 10-K, and have been incorporated by reference herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

    With respect to any unaudited interim financial information included in the Company's Quarterly Reports on Form 10-Q, that are or will be incorporated herein by reference, Deloitte & Touche LLP applies limited procedures in accordance with professional standards for reviews of such information. As stated in any of its reports that are included in the Company's Quarterly Reports on Form 10-Q, that are or will be incorporated herein by reference, Deloitte & Touche LLP did not audit and did not express an opinion on such interim financial information. Accordingly, the degree of reliance on any of its reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the 1933 Act for any of its reports on such unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement filed under the 1933 Act with respect to the New Bonds prepared or certified by an accountant within the meaning of Sections 7 and 11 of the 1933 Act.

    The statements made as to matters of law and legal conclusions in this Prospectus under Description of New Bonds and in the Company's latest Annual Report on Form 10-K under Part I, Item 1 -- Business-Regulation and Rates and

Environmental Matters, incorporated herein by reference, have been reviewed by Worsham, Forsythe, Sampels & Wooldridge, L.L.P., Dallas, Texas, General Counsel for the Company. All of such statements are set forth or incorporated by reference herein in reliance upon the opinion of that firm given upon their authority as experts. At July 31, 1994, members of the firm of Worsham, Forsythe, Sampels & Wooldridge, L.L.P. owned approximately 50,500 shares of the common stock of Texas Utilities.

    The legality of the securities offered hereby will be passed upon for the Company by Worsham, Forsythe, Sampels & Wooldridge, L.L.P. and by Reid & Priest, New York, New York, of counsel to the Company, and for any underwriter or agent by Winthrop, Stimson, Putnam & Roberts, New York, New York. However, all matters pertaining to incorporation, titles to properties, franchises, licenses and permits, the Lien of the Mortgage on property located in Texas and all other matters of Texas law will be passed upon only by Worsham, Forsythe, Sampels & Wooldridge, L.L.P.

                              PLAN OF DISTRIBUTION

    The Company may sell the New Bonds in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to the Offered Bonds sets forth the terms of the offering of the Offered Bonds, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Bonds and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in the sale, the Offered Bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The underwriter or underwriters with respect to a particular underwritten offering of Offered Bonds are named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters are set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Bonds will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Offered Bonds if any are purchased.

    Offered Bonds may be sold directly by the Company or through agents designated by the Company from time to time. The Prospectus Supplement sets forth the name of any agent involved in the offer or sale of the Offered Bonds in respect of which the Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Bonds from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

    Subject to certain conditions, the Company may agree to indemnify the several underwriters or agents and their controlling persons against certain liabilities, including liabilities under the 1933 Act, arising out of or based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in the registration statement, this Prospectus, a Prospectus Supplement or the Incorporated Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. See the Prospectus Supplement.

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON, UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.